Simpson Thacher & Bartlett LLP

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VIA EDGAR

July 20, 2023

Re:	KKR Private Equity Conglomerate LLC
Post-Effective Amendment No. 1 to Registration Statement on Form 10-12G
Filed June 26, 2023
File No. 000-56540

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of KKR Private Equity Conglomerate LLC (the “Company”) and to facilitate the review of the above-referenced registration statement on Form 10-12G (the “Registration Statement”), we are providing the following responses to the comment letter from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 11, 2023. The Company will file with the Commission an amendment to the Registration Statement at a later date to reflect the proposed disclosure updates referenced below.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	July 20, 2023

General

1.

We note your disclosure related to the risks of being deemed an investment company. Please revise your business and MD&A sections to explain how you will structure your investments to avoid being deemed an investment company, state whether management believes those steps are adequate, and tell us if management has relied on any supporting documents, such as opinion of counsel, in reaching such conclusion.

In response to the Staff’s comment, the Company intends to revise its disclosure on page 4 to further explain how it intends to operate its business (which business is not an investment company business under the Investment Company Act):

We intend to operate our business in a manner ~~permitting us to maintain an exclusion from registration~~so that we are not an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). In particular, the Company intends to operate its business in a manner such that neither of the two relevant definitions of “investment company” under the Investment Company Act are applicable to it. With respect to Section 3(a)(1)(C) of the Investment Company Act, the Company is not an investment company because less than 40% of the value of the Company’s assets, exclusive of cash items and U.S. Government securities, will consist of “investment securities,” as that term is defined under the Investment Company Act. The Company’s most valuable asset will be its interests in its wholly owned subsidiary, the Operating Subsidiary. The Operating Subsidiary is not an investment company because its assets will almost exclusively consist of general partner or co-general partner interests in the Company’s Joint Ventures and such general partner interests are not “investment securities.” Because the Operating Subsidiary is not and will not become an investment company, the Company’s interests in the Operating Subsidiary are also not “investment securities.” In addition to its interests in the Operating Subsidiary, the Company expects to maintain up to 20% of its total assets in the Liquidity Portfolio in order to provide us with income, to facilitate capital deployment and provide a potential source of liquidity. Other than cash items or U.S. government securities, the investments that will constitute the Liquidity Portfolio may be considered investment securities held by the Company. The Company intends to conduct its business such that these investment securities will not exceed 40% of the total value of the Company’s assets, exclusive of cash items and U.S. government securities. Accordingly, the Company will conduct its operations such that it will not be considered an investment company under Section 3(a)(1)(C) of the Investment Company Act. With respect to Section 3(a)(1)(A) of the Investment Company Act, the Company is not an investment company because it does not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company holds itself out as a business conglomerate and through its Joint Ventures, the Company is primarily engaged in the businesses of its Joint Ventures, namely, the business of owning and controlling portfolio companies. In addition, as part of the Manager’s extensive deal sourcing and due diligence process, the Manager intends to undertake a comprehensive analysis, in consultation with counsel, to determine whether acquiring a particular portfolio company could cause the Company to become an investment company under the Investment Company Act. The Manager may forgo investment opportunities that it believes would contribute to the Company becoming an investment company under the Investment Company Act. See “Item 1A. Risk Factors—Risks Related to Our Structure—We would not be able to operate our business according to our business plan if we are required to register as an investment company under the Investment Company Act.”

Item 1. Business

Classes of Shares, page 169

2.

We note your response to comment 6 and reissue in part. Please revise this section to describe material rights of each class of your “KKR Shares.” In this regard, we note that your disclosure for the KKR Shares states that they have “special rights and privileges,” but you do not describe these rights and privileges. Refer to Item 202(a)(1) of Regulation S-K.

Securities and Exchange Commission	July 20, 2023

In response to the Staff’s comment, the Company intends to revise its disclosure beginning on page 172 to further describe the rights and privileges of each class of KKR Shares as follows:

KKR Shares (as defined above)

Each KKR Share class has rights and privileges which differ from those of the Investor Shares, as described below.

Class E Shares

Class E Shares ~~have special rights and privileges, including with respect to repurchase arrangements~~will not be subject to the Early Repurchase Fee or our share repurchase plan. Instead they are subject to a separate repurchase arrangement entered into with KKR, whereby the Company intends to repurchase such shares subject to the Monthly Repurchase Amount limitations described earlier in this Registration Statement. See “Item 10. Recent Sales of Unregistered Securities—Repurchase Arrangement for Class E Shares held by KKR.” Class E Shares are not subject to the Management Fee or the Performance Participation Allocation. Class E Shares are not entitled to nominate, remove or participate in the appointment of directors of the Company. Class E Shares will be held only by KKR and are not being offered to other investors.

Class F Shares

While Class F Shares ~~have special rights and privileges and~~are subject to our share repurchase plan, they are not subject to the Early Repurchase Fee, the Management Fee or the Performance Participation Allocation. Class F Shares are not entitled to nominate, remove or participate in the appointment of directors of the Company. Class F Shares will be held only by KKR and certain of its employees and are not being offered to other investors.

Class G Shares

Class G Shares ~~have special rights and privileges, including~~hold the exclusive right to appoint and remove directors of the Company, increase or decrease the number of directors of the Company and fill any vacancies on the Board. Certain amendments to the LLC Agreement are also subject to the consent of a majority of the outstanding Class G Shares. Holders of a majority of Class G Shares may also remove officers, with or without cause, at any time and may call a special meeting of the Members of the LLC Agreement. Class G Shares are not subject to our share repurchase plan, the Management Fee or the Performance Participation Allocation. Class G Shares will be held only by KKR and are not being offered to other investors.

Class H Shares

Class H Shares ~~have special rights and privileges, including~~hold the right to receive a performance allocation from the Company for so long as the Management Agreement has not been terminated. Class H Shares are not subject to our share repurchase plan, the Management Fee or the Performance Participation Allocation. Furthermore, holders of Class H Shares will not be obligated to return any portion of the performance allocation paid due to the subsequent performance of the Company. In the event holders of Class H Shares are paid the performance allocation in Class F Shares, the Company may repurchase such Class F Shares from the holders of Class H Shares. Such Class F Shares will be subject to the limitations of the share repurchase plan. Class H Shares are not entitled to nominate, remove or participate in the appointment of directors of the Company. Class H Shares will be held only by KKR and its affiliates and are not being offered to other investors.

Securities and Exchange Commission	July 20, 2023

Distributions

The Company does not expect to make distributions on a regular basis. The amount of any distributions the Company may pay in the future is uncertain. In the event that the Company makes a distribution in the future with respect to any class of Shares, it shall be distributed among the holders of Shares of such class pro rata in proportion to the number of Shares of such class held by such holder. In addition, any cash distributions to holders of our Shares will automatically be reinvested under the DRIP in additional whole and fractional Shares attributable to the class of Shares that a shareholder owns unless such holders elect to receive distributions in cash. See “Item 1. Business—Distributions.”

* * * * * * *

Securities and Exchange Commission	July 20, 2023

Please do not hesitate to call any of Mark Brod at (212) 455-2163, Rajib Chanda at (202) 636-5543, Joseph H. Kaufman at (212) 455-2948, or Benjamin Wells at (212) 455-2516 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	KKR Private Equity Conglomerate LLC

Jason Carss

Sung Bum Cho

Rajib Chanda

Joseph H. Kaufman

Benjamin Wells

Mark Brod